Proxy

ANNUAL MEETING OF SHAREHOLDERS OF LINCOLN GOLD CORPORATION (the “Corporation”)

TO BE HELD AT 350 – 885 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON JUNE 26, 2008 AT 11:00 A.M. (VANCOUVER TIME)

The undersigned member (“Registered Shareholder”) of the Corporation hereby appoints, Paul F. Saxton, President of the Corporation, or failing him, Andrew F.B Milligan, Chairman of the Corporation, or in the place of the foregoing, ________________________________________(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Corporation (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ____________________________________
REGISTERED HOLDER SIGN HERE:  ____________________________________
DATE SIGNED: ____________________________________			For	Against	Withhold
	1.	To elect as Director, Paul F. Saxton		N/A
	2.	To elect as Director, Andrew F.B. Milligan		N/A
	3.	To elect as Director, James Chapman		N/A
	4.	To elect as Director, Andrew Bowering		N/A
	5.	To elect as Director, Marc LeBlanc		N/A
	6.	To appoint Davidson & Company LLP, Chartered Accountants, as auditor for the Corporation for the ensuing year and authorizing the directors to fix their remuneration.		N/A
	7.	To approve the Corporation’s amended and restated stock option plan, as more particularly set out in the Management Proxy Circular			N/A
	8.	To approve the adoption by the Corporation of a shareholder rights plan, as more particularly set out in the Management Proxy Circular.			N/A

Resolutions (For full details of each item, please see the enclosed Notice of
THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Corporation.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the holder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4.	A holder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

5.	A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the holder had specified an affirmative vote; OR

(b) appoint another proxyholder, who need not be a holder of the Corporation, to vote according to the holder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any poll of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a holder has submitted an Instrument of Proxy, the holder may still attend the Meeting and may vote in person. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

8.	To be represented at the Meeting, proxies must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting athttp://webvote. pctc.com. To receive securityholdercommunicationselectronically in the future, simply fill in your e-mail address at the bottom of the InternetVoting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholdercannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL to PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.
Voting by mail may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.